Exhibit 4.5

DESCRIPTION OF THE COMPANY’S COMMON STOCK
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following description of our common stock is a summary only and is subject to the complete text of our Restated Certificate of Incorporation, as amended by Certificate of Amendment of the Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part. You should read our Certificate of Incorporation and Bylaws as currently in effect for more details regarding the provisions described below.

Authorized Capital Shares

Under our certificate of incorporation, we have authority to issue 25,000,000 shares of common stock, par value $0.001 (“common stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“preferred stock”).  As of February 20, 2020, we had 155,931,859 shares of common stock issued and [  ] shares of common stock outstanding. As of that date, we also had approximately [  ] shares of common stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans. The outstanding shares of our common stock are fully paid and nonassessable. Shares of common stock are not redeemable and are not convertible into shares of any other class of capital stock. As of February 20, 2020, no shares of preferred stock were outstanding.

Dividends

Subject to any preferences accorded to the holders of our preferred stock, holders of our common stock are entitled to any dividend declared by our board of directors out of funds legally available for that purpose.

Voting Rights

The holders of our common stock are entitled to one vote for each share of common stock held of record on all matters as to which stockholders are entitled to vote. Our common stock does not have cumulative voting rights.

Liquidation and Other Rights

In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.  Our common stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Listing

Our common stock is traded on the New York Stock Exchange under the trading symbol “SPN.”